United States securities and exchange commission logo





                              April 6, 2023

       Lin Li
       Chief Executive Officer
       Northann Corp.
       9820 Dino Drive, Suite 110
       Elk Grove, CA 95624

                                                        Re: Northann Corp.
                                                            Amendment No. 6 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 31,
2023
                                                            CIK No. 0001923780

       Dear Lin Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 6 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Impact of the COVID-19 Pandemic on Our Operations and Financial Performance, page 45

   1. Refer to the second paragraph. We note in the first sentence that in fiscal years ending
                                                        December 31, 2022, 2021
and 2020, the cost of shipping accounted for 18%, 16% and 6%
                                                        of total revenue,
respectively. However, in the fourth sentence you refer to a decrease in shipping costs as a
percentage of the total revenue from fiscal year 2021 to the fiscal year
                                                        2022. Please revise to
eliminate this inconsistency, and to explain the reasons for the increase in 2022.
 Lin Li
Northann Corp.
April 6, 2023
Page 2
Results of Operations
Comparison of Years Ended December 31, 2022, 2021 and 2020, page 50

2. Refer to your discussion of net income. Given that your net revenues decreased in the year 2022, please clarify in the second sentence the primary reasons for your increase in net income from 2021 to 2022. Your current disclosure attributes the increase in net income to the increase of revenues along with the decrease of operating expenses.

Consolidated Statements of Stockholders' Equity (Deficit), page F-5

3. Given that the audited financial statements are for the three years ended December 31,
      2022, 2021 and 2020, please expand this statement to also include the activity covering the year ended December 31, 2020.

        You may contact Beverly Singleton at (202) 551-3328 or Martin James at
(202) 551-
3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alexander King at (202) 551-8631 or Geoff Kruczek at
(202) 551-3641
with any other questions.



                                                           Sincerely,
FirstName LastNameLin Li
                                                           Division of
Corporation Finance
Comapany NameNorthann Corp.
                                                           Office of
Manufacturing
April 6, 2023 Page 2
cc:       Jason Ye
FirstName LastName